FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 12, 2003

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

P.O. Box 10147, #1460 -701 West Georgia Street

Vancouver, B.C. Canada V7Y 1C6

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Press Release dated November 12, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By:”Bedo H. Kalpakian”

(Signature)

Chairman & Director

Date: November 12, 2003

Exhibit 1.

NEWS RELEASE

November 12, 2003

Symbols: LVH.TSX Venture Exchange

    LVFHF.OTC Bulletin Board

    LVH.Berlin Stock Exchange

Las Vegas From Home.com Entertainment Inc. (the “Company” or “Las Vegas”) wishes to announce that further to the Company’s News Releases dated September 19, 2003, and October 8, 2003, Las Vegas has closed the second and final tranche of the Non-Brokered Private Placement Financing.    The Company has issued 1,439,970 common shares in the capital of the Company at the price of $0.14 per common share for total proceeds of $201,595.80.  The Private Placement Financing shares which have been issued are subject to a hold period expiring on February 29, 2004.

The Company will expend the proceeds from this non-brokered Private Placement Financing towards software development and any unspent amounts shall be used as general working capital.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT WWW.LVFH.COM

On behalf of the Board of

Las Vegas From Home.com Entertainment Inc.

“Bedo H. Kalpakian”

_____________________________

Bedo H. Kalpakian,

Chairman

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

 LVH_NR Nov 12/03